

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 15, 2008

Mr. Patrick Groening
Chief Financial Officer
Strathmore Minerals Corp.
700 – 1620 Dickson Avenue
Kelowna, British Columbia, Canada V1Y 9Y2

Re: **Strathmore Minerals Corp.**
Form 40-F for Fiscal Year Ended December 31, 2007
Filed July 3, 20068
Response Letter Dated October 22, 2008
File No. 0-52508

Dear Mr. Groening:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.2 Financial Statements

Note 6 – Mineral Property Interests

Nose Rock/Crown Point Property

1.   We note your response to prior comment 4, indicating that as of December 31, 2007, you did not have physical possession of Uranium International Corp. (UIC)'s 5 million common shares that were issued to you on September 14, 2007 in exchange for an option to acquire up to a 65% interest in your Nose Rock

property, pending formation of a limited liability company with terms acceptable to both parties.

You further indicated that you considered the UIC common shares impaired on acquisition, since UIC had substantially no assets other than the option agreements that you offered. You added that in order to acquire the 65% interest in your Nose Rock property, UIC will have to pay an additional $1 million in cash or shares and incur staged exploration expenditures of $61.25 million. You believe the likelihood of UIC being able to raise cash to complete the acquisition is remote, evidenced by the fact that as of May 31, 2008, UIC has written the property acquisition cost down to zero.

If in stating that you did not have physical possession of the UIC common shares as of December 31, 2007, you mean that you did not own the shares as of December 31, 2007, please expand your disclosure to state this fact and the reason delaying your share ownership; under this circumstance, no amount should be recorded for these shares.

If you subsequently obtain physical possession and ownership of the shares, they will need to be measured at fair value in accordance with paragraph 12 of SFAS 115, then assessed for impairment in accordance with paragraph 16 of SFAS 115. Refer to SAB Topic 5M for further guidance.

However, if you are able to show that you had ownership of the shares as of December 31, 2007, you should initially record the shares at fair value, then recognize an impairment charge during the same 2007 period.

In either case, you should expand disclosure to discuss your view about the value of the shares, as explained in your response.

Note 16 – Differences Between Canadian and United States Generally Accepted Accounting Principles

2. We note your response to prior comment 6, indicating that your Canadian and Peruvian mineral property interests, which you transferred in July 2007 to Fission Energy Corp., were part of a larger cash flow generating asset group and did not on their own represent a component of an entity, thus not meeting the definition of discontinued operations per paragraph 42 of SFAS 144. Please add this disclosure to your Note 16.

3. We note your response to prior comment 7, providing a reconciliation and explaining reasons for the differences between your mineral exploration costs and

your U.S. GAAP adjustments for such costs. Please add this disclosure to your Note 16.

4.   We note your response to prior comment 8, correcting your 2006 and 2005 Canadian GAAP operating and investing cash flow balances in your reconciliation, and explaining that the cash flow reclassification resulted from the Canadian regulatory review that views your short term investments as investing cash flows since the funds will be used for mineral property expenditures. Please add this explanation to your Note 9 and clarify in Note 16 how you view this classification under U.S. GAAP, with details sufficient to understand how your classification is consistent with the guidance in paragraph 8 of SFAS 102.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief